                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. 1)

                                  NETBANK, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    640933107
                                 (CUSIP Number)

                                 Dana M. Cluckey
                      President and Chief Executive Officer
                              Republic Bancorp Inc.
                              1070 East Main Street
                             Owosso, Michigan 48867
                                 (989) 725-7337
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                             Brad B. Arbuckle, Esq.
                   Miller, Canfield, Paddock and Stone, P.L.C.
                       840 West Long Lake Road, Suite 200
                            Troy, Michigan 48098-6358
                                 (248) 879-2000

                                December 21, 2001
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                         (Continued on following pages)

                                  SCHEDULE 13D

CUSIP NO. 640933107

1            NAME OF REPORTING PERSON:

             Republic Bancorp Inc.

             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

             38-2604669

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [_]
                                                                       (b)  [X]
3            SEC USE ONLY

4            SOURCE OF FUNDS:  not applicable

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                          [_]

6            CITIZENSHIP OR PLACE OF ORGANIZATION:  Michigan.

                                  7    SOLE VOTING POWER:  0 (See Item 5).
NUMBER OF SHARES
BENEFICIALLY                      8    SHARED VOTING POWER: 0 (See Item 5).
OWNED BY EACH
REPORTING PERSON                  9    SOLE DISPOSITIVE POWER: 0 (See Item 5).
WITH
                                 10    SHARED DISPOSITIVE POWER: 0 (See Item 5).

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

              0 (See Item 5).

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES:
                                                  [_]  (See Item 5).

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%
             (See Item 5).

14           TYPE OF REPORTING PERSON:  HC/CO

                                  SCHEDULE 13D

Pursuant to General Instruction C of Schedule 13D, the information called for by Items 2-6, inclusive, of Schedule 13D has been given with respect to Republic Bancorp Inc., a Michigan corporation ("Bancorp").

Bancorp disclaims beneficial ownership of any and all shares of "NetBank Common Stock" (as hereinafter defined) beneficially owned by any director, officer or employee of Bancorp.

Bancorp has been advised that each director, officer and employee of Bancorp disclaims beneficial ownership of any and all shares of NetBank Common Stock beneficially owned by Bancorp.

No director, officer or employee of Bancorp, acting in an individual capacity, may vote, or direct the voting of, any shares of NetBank Common Stock beneficially owned by Bancorp. No director, officer or employee of Bancorp, acting in an individual capacity, may dispose of, or direct the disposition of, any shares of NetBank Common Stock beneficially owned by Bancorp. No director, officer or employee of Bancorp, in an individual capacity, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of NetBank Common Stock beneficially owned by Bancorp. Accordingly, no director, officer or employee of Bancorp shall be deemed the beneficial owner of any shares of NetBank Common Stock beneficially owned by Bancorp solely by virtue of the fact that he or she is a director, officer or employee of Bancorp.

This Schedule 13D is filed to report the sale of 1,689,189 shares of NetBank Common Stock by Bancorp in a series of transactions as described herein.

The Schedule 13D amends the Schedule 13D filed by Bancorp on August 10, 2001 to report Bancorp's acquisition of 1,689,189 shares of NetBank Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

All of the shares of NetBank Common Stock acquired by Bancorp in connection with the sale of Market Street Mortgage Corporation to NetBank and reported as beneficially owned by Bancorp have been sold. Bancorp no longer owns any shares of NetBank Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

(c) Except as otherwise indicated in this subsection (c), it is believed that none of Bancorp or the directors and officers of Bancorp has personally effected any transactions in NetBank Common Stock in the last 60 days.

                  List of Transactions Effected in Last 60 days

                 Date of             Type of          No. of        Price Per
  Name         Transaction         Transaction        Shares          Share
  ----         -----------         -----------        ------        ---------

Bancorp     November 27, 2001         Sale            25,000          $9.35

Bancorp     November 27, 2001         Sale             7,000         $9.4528

Bancorp     November 28, 2001         Sale            50,000          $9.45

                  List of Transactions Effected in Last 60 days

                 Date of             Type of          No. of        Price Per
  Name         Transaction         Transaction        Shares          Share
  ----         -----------         -----------        ------        ---------
Bancorp     December 5, 2001          Sale            18,000          $9.30

Bancorp     December 21, 2001         Sale           1,589,189       $10.25

As of the date of this Schedule 13D, Bancorp no longer owns any shares of NetBank Common Stock.

(e) Bancorp ceased to be the beneficial owner of more than five (5%) percent of the NetBank Common Stock on December 21, 2001 and, as of such date does not hold any shares of NetBank Common Stock.

                                    SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                      REPUBLIC BANCORP INC.


Date: January 7, 2002                 By /s/ Thomas F. Menacher
                                         ---------------------------------------
                                         Thomas F. Menacher,
                                         Executive Vice President, Treasurer and
                                         Chief Financial Officer